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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	1-14330

POLYMER GROUP, INC.

(Exact name of registrant as specified in its charter)
9335 Harris Corners Parkway, Suite 300
Charlotte, North Carolina 28269
(704) 697-5100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Class A Common Stock, par value $.01 per share
Class B Common Stock, par value $.01 per share
Series A Warrants to Subscribe for Shares of Class D Common Stock, par value $.01 per share
Series B Warrants to Subscribe for Shares of Class E Common Stock, par value $.01 per share

(Title of each class of securities covered by this Form)
None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☑
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:	Class A Common Stock: 1 Class B Common Stock: 1 Series A Warrants to Subscribe for Shares of Class D Common Stock: 0 Series B Warrants to Subscribe for Shares of Class E Common Stock: 0

Pursuant to the requirements of the Securities Exchange Act of 1934 Polymer Group, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

POLYMER GROUP, INC.

Date:	February 3, 2011	By:	/s/ Daniel L. Rikard

Name: Daniel L. Rikard
Title: Vice President, General Counsel and Secretary
Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

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